Exhibit 21.1 List of Subsidiaries of AdvancePCS

Name	State of Formation
AdvancePCS Holding Corporation	Delaware
Consumer Health Interactive, Inc.	Delaware
Baumel Eisner Neuromedical Institute, Inc.	Florida
AdvancePCS Mail Services of Birmingham, Inc.	Alabama
AdvancePCS Reasearch, LLC (dba – IMR)	Delaware
AdvancePCS SpecialtyRx, L.L.C.	Delaware
AdvancePriority SpecialtyRx, L.L.C.	Delaware
Dresing-Lierman, Inc.	Ohio
TheraCom, Inc.	Ohio
Accordant Health Services, Inc.	Delaware
Accordant Integrated Services, Inc.	North Carolina
AdvancePCS Health Systems, L.L.C.	Delaware
ADVP Consolidation, L.L.C.	Delaware
ADVP Management, L.P.	Delaware
AdvanceRx.com, L.P.	Delaware
AdvancePCS Health, L.P.	Delaware
AdvancePCS Puerto Rico, Inc.	British Virgin Islands
AFC Receivables Holding Corporation	Delaware
Advance Funding Corporation	Delaware